Fourth Quarter & FY 2010
Earnings Call Presentation
March 15, 2011

 Our disclosure and analysis in this presentation concerning our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as ‘‘expects,’’ ‘‘anticipates,’’
‘‘intends,’’ ‘‘plans,’’ ‘‘believes,’’ ‘‘estimates,’’ ‘‘projects,’’ ‘‘forecasts,’’ ‘‘will,’’ ‘‘may,’’ ‘‘should,’’ and similar expressions are forward-
looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital, and capital expenditures, they are subject to risks and uncertainties. These forward-looking statements represent our estimates and assumptions only as of the date of this presentation and are not intended to give any assurance as to future results. As a result, you should not place undue reliance on any forward-looking statements. We assume no obligation to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors, except as required by applicable securities laws.

Factors that might cause future results to differ include, but are not limited to, the following:
 – unexpected future operating or financial results
 – delays or increased costs in pending or recent acquisitions, deviations from our business strategy or unexpected increases in capital spending or operating expenses, including drydocking and insurance costs
 – changes in general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand
 – our ability to obtain additional financing
 – changes in our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities
 – deviations from our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels’ useful lives
 – delays or defaults by our contract counter-parties in performing their obligations to us
 – loss of one or more key members of our management team
 – changes in governmental rules and regulations or actions taken by regulatory authorities
 – adverse weather conditions that can affect production of the goods we transport and navigability of the river system
 – the highly competitive nature of the oceangoing transportation industry
 – the loss of one or more key customers
 – unexpected fluctuations in foreign exchange rates and devaluations
 – liabilities from future litigation
 – other factors discussed in the section titled ‘‘Risk factors” in our annual report on form 20-F for the year ended December 31, 2010
 – Adjusted EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt and a premium paid for redemption of preferred shares. We have provided Adjusted EBITDA in this report because we use it to, and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness. We do not intend for Adjusted EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. This definition of Adjusted EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by Adjusted EBITDA are available for management’s discretionary use. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported.
Forward Looking Statements & EBITDA

($000's)	FY 2010	FY 2009	% Change
Revenues	$230,445	$220,529	4%
Adjusted EBITDA [(1) (2)]	$61,293	$57,129	7%
Net loss as reported [(1)]	($5,371)	($39,838)	-87%
EPS as reported (In $ per share)	($0.18)	($1.35)	-87%
Adjustments to net loss as reported			
Income tax on Exchange Variance Provision [(3)]	1,081	5,606	-81%
Non-cash loss on write-down of vessels	0	25,000	-100%
Income tax litigation one time event	1,294	0	
Adjusted net loss	($2,996)	($9,232)	-68%
Adjusted EPS (In $ per share)	($0.10)	($0.31)	-68%

	Guidance	Real
River	26.2	26.2
Offshore Supply	17.2	17.3
Ocean	16.7	18.4

ULTRAPETROL

Ultrapetrol’s FY 2010 Highlights
(1) Includes discontinued operations
(2) A reconciliation of Adjusted EBITDA and Adjusted Net Income to US GAAP measures is available on the Appendix to this presentation
(3) Provision for Income Tax on foreign currency exchange gains on U.S. dollar denominated debt of one of our subsidiaries on the
 Offshore Supply Business
FY 2010 Segment EBITDA guidance provided by the Company in conjunction with our third quarter results in line with actual
On September 15, 2010, we delivered our last Capesize vessel, Princess Katherine, to buyers
In 2010 we acquired two container vessels M.V. Asturiano and M.V. Argentino, both of which have commenced a containership feeder service in Patagonia

($000's)	4Q 10	4Q 09	% Change
Revenues	$56,999	$49,360	15%
Adjusted EBITDA [(1) (2)]	$10,004	$7,634	31%
Net loss as reported [(1)]	($6,878)	($36,186)	-81%
EPS as reported (In $ per share)	($0.23)	($1.23)	-81%
Adjustments to net loss as reported			
Income tax on Exchange Variance Provision	399	538	-26%
Non-cash loss on write-down of vessels	-	25,000.00	-100%
Income tax litigation one time event	0	0	
Adjusted Net loss	($6,479)	($10,648)	-39%
Adjusted EPS (In $ per share)	($0.22)	($0.36)	-39%

ULTRAPETROL

Ultrapetrol’s 4Q 2010 & Subsequent Events Highlights
On December 16, 2010, we drew down $20 million together with the delivery of the UP Turquoise corresponding to the $40 million post-delivery financing facility with DVB Bank America N.V. / Banco Security
On December 23, 2010, the company completed the issuance of an $80 million senior unsecured convertible bond due 2017
On January 20, 2011, we paid the Indian yard $4.0 million corresponding to the Keel Laying of our UP Onyx being built in India
(1) Includes discontinued operations
(2) A reconciliation of Adjusted EBITDA and Adjusted Net Income to US GAAP measures is available on the Appendix to this presentation

FINANCIAL HIGHLIGHTS RIVER *($000's)*	FY 2010	FY 2009	% Change	4Q 10	4Q 09	% Change
Net Tons Transported	**3,949,473**	**2,994,466**	**32%**	**1,001,473**	**564,573**	**77%**
Revenues	**$120,024**	**$79,477**	51%	**$30,125**	**$15,952**	89%
Voyage Expenses	(46,661)	(36,566)	28%	(13,165)	(7,842)	68%
Running Costs	(34,041)	(29,285)	16%	(9,572)	(6,499)	47%
Administrative and commercial expenses	(11,863)	(9,581)	24%	(3,315)	(2,463)	35%
Other operating income (expenses)	33	208	-84%	132	265	-50%
Investment in Affiliates	(322)	(48)	571%	(102)	(70)	46%
Other net	(991)	(872)	14%	(229)	(206)	11%
Segment Adjusted EBITDA	**$26,179**	**$3,333**	**685%**	**$3,874**	**($863)**	

ULTRAPETROL

River Business FY 2010 & 4Q 10 Highlights
Increase in voyage expenses is mainly attributable to the higher fuel consumption generated by larger net tons transported and neutral fuel price increases during FY 10 as compared to FY 09
Running costs increased 16% mainly as a result of higher crew expenses associated to the greater number of operational pushboats in FY 10 relative to FY 09
Our first heavy fuel pushboat, Zonda I, commenced operation in May 2010
Normal rainfall in the Hidrovia region in 2010 after worst drought in 70 years in 2009
Efficiency initiatives begin to show our enhanced ability to carry larger volumes, increase revenues and improve margins
FY 2010 EBITDA was $26.2 million as opposed to $3.3 million in 2009
32% increase in net tons transported y-o-y and 77% q-o-q
$40.5 million or 51% increase in Revenues (including demurrage) mainly explained by:
  Larger net tons transported accounting for a $27.3 million increase
  $9.3 million increase due to neutral fuel price adjustments

Freight rates increased as a result of fuel price adjustments which are neutral (pass-through) to our earnings, while also by average price increases and a more efficient cargo mix
Average freight levels (excluding fuel adjustments) increased by $1.63 per ton
Our average running costs per ton decreased 12% due to more than proportional increase in net ton transported relative to the increase in running costs
Running costs increased mostly as a result of higher crew and maintenance costs consistent with the greater number of pushboats in operation during FY 2010 as opposed to FY 2009, and also due to the effect of higher crew salaries coupled with revaluations of local currencies
FY 2010 vs FY 2009 - Breakdown per Net Ton Transported
(In $ / Ton)	FY 2010	FY 2009	Difference
Average Freight Rate	27.95	23.95	16.7%
Difference	+4.00
Of which
Fuel adjustment explains	$2.36, or 9.9%
Average price increases and cargo mix explain	$1.63 or 6.8%

Decrease in Running Costs	$1.17 or 12.0%

Seeded Area
Production
10-year CAGR: 8%
Millon Hectares & Tons
8
7
6
5
4
3
2
1
0
1.4 3.5
1.4 3.5
1.6 4.5
1.9 3.9
2.0 4.0
2.4 3.6
2.4 5.9
2.7 6.9
2.6 4.0
2.7 7.2
2.8 7.5
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011 (E)

ULTRAPETROL

Paraguayan Oilseed Production Trend & Outlook
USDA soy production estimate for 2011: 7.5 million tons
(1) Source: USDA Foreign Agricultural Service
Paraguayan Seeded Area & Production (1)
Normal rainfall has secured a significant 2011 crop è Seeded area and production have more than doubled in a decade
Our River Business operates the largest and most modern fleet in Hidrovia è We have purchased 3 additional pushboats to further enhance our operation in anticipation of crop season
Punta Alvear yard produced jumbo sized tank barges during its first year of operation and is expected to build dry jumbo sized barges which at the rate of one per week will translate into a 67% increase in our capacity in 5 years
Re-engining continues as planned è Two fuel-engined pushboats already in operation and three under conversion. Program expected to be completed by 2012 - Potential $13.0 million in fuel cost savings annually

3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
-
June 30, 2010 - 2015 67%base actual increase
1,023,508
48,160
117,200
130,000
130,000
130,000
130,000
1,708,868
2,394,228
30-Jun-10
2H 2010
2,011
2,012
2,013
2,014
2,015
Total 1 Shift
Total 2 Shifts

ULTRAPETROL

Constructing jumbo-sized barges estimated to be 40% cheaper
than alternative cost of acquiring barges
Pro-Forma Static Capacity Potential Growth(1)
(Capacity in DWT)
(1) Pro-forma static capacity growth is based on the assumption of the production of one dry barge per week. There can be no assurance that such number of barges will be built over the period presented, and all results and data (except as of June 30, 2010) presented herein are subject to change.
Total
capacity If
full second
shift is
implemented
Approximately
134% of
existing fleet
 Completed in December 2009
 Producing tank barges through February 2011 (40.3% growth of current owned tanker fleet capacity in just one year)
 Starting February 2011, we plan to be able to deliver one jumbo dry barge per week (equivalent to 1.66 Mississippi barges)
 Ability to double-up production with operation of a full second shift
Most Modern Automated Barge Building Shipyard in the World

FINANCIAL HIGHLIGHTS OFFSHORE SUPPLY *($000's)*	FY 2010	FY 2009	% Change	4Q 10	4Q 09	% Change
Revenues	**$54,283**	**$35,419**	53%	**$14,898**	**$9,635**	55%
Voyage Expenses	(3,493)	(3,169)	10%	(729)	(509)	43%
Running Costs	(26,144)	(18,172)	44%	(7,783)	(6,052)	29%
Administrative and commercial expenses	(7,655)	(7,245)	6%	(1,949)	(2,654)	-27%
Other operating income (expenses)	798	0		188	-	
Net income attributable to non-controlling interest in subsidiaries	(451)	90		(123)	116	
Other net	(2)	43.00		(5)	42	
Net gains (losses) on derivatives	-	241		-	0	
Segment Adjusted EBITDA	**$17,336**	**$7,207**	**141%**	**$4,497**	**$578**	**678%**

UP AGUA-MARINHA

ULTRAPETROL

Offshore Supply Business FY 2009 & 4Q 09 Highlights
Our revenues in 2010 increased 53% mainly as a result of:
  A full year operation of our UP Rubi as opposed to only four months in 2009 since its delivery
  UP Esmeralda and UP Safira both entered into long-term charters with Petrobras in February 2010 at higher rates than those contracted in the North Sea during 2009
  UP Topazio, UP Esmeralda and UP Safira suffered more off-hire time in connection with their repositioning during 2009 than 2010
  Renewed time charter rates at higher levels for our UP Agua-Marinha and UP Diamante
Increase in voyage expenses resulted mainly from increased expenses related to brokerage commissions as a result of the higher earnings incurred by our vessels during 2010 relative to 2009 partially offset by higher bunker expenses in 2009 attributable to the repositioning of our UP Topazio and UP Safira coupled with the contractual penalty associated with the late delivery of our UP Rubi to Petrobras. This penalty corresponds to the entire duration of the charter but the full impact is accounted for in 2009 under voyage expenses
Increase in running costs is mainly attributable to the full year operation of our UP Rubi in 2010, and also to an increase in crew and maintenance costs associated to the operation of our vessels in Brazil mainly associated to the effect of increases in costs in Brazil coupled with a revaluation of the local currency

30,000
25,000
20,000
15,000
10,000
5,000
-
$ / Day
25,287
17,970
25,151
23,502
17,455
27,330
FY 08
FY 09
FY 10
4Q 08
4Q 09
4Q 10
UP AGUA-MARINHA

ULTRAPETROL

Offshore Supply Business FY 2010 & 4Q 10 Overview
(1) Company calculations / data - Total revenues divided by number of available ship days
(2) Includes income related to delay and loss of hire insurances in 2008 - basis calendar days
Our 7 PSVs are now operating in
Brazil for Petrobras on 3-4 year
term contracts at strong rates
North Sea (2008-09) & Brazilian Fleet Average Daily Gross Earnings (1) (2)

Enchova
Pirauna
Marimba
Marlim
Marlim Sul
Marlim Sul
Roncador
Roncador
Tupi
1.000m
2.000m
3.000m
4.000m
5.000m
6.000m
7.000m
Post-Salt Layer
Bears most of Brazil's reserves.
2.629m 1977
2.825m 1983
3.318m 1988
2.930m 1992
3.230m 1994
3.167m 1997
3.759m 1999
4.343m 2003
Salt Layer
An irregular layer, the thickness of which ranges from 1000 to 2000 meters.
Pre-Salt Layer
On account of its geological characteristics, the pre-salt marks the beginning of a new exploratory model, one that will involve the use of technology that is more resistant both to corrosion and to high temperatures and pressure.
7.000m
2007
Santos Basin (Tupi)

ULTRAPETROL

 Complex and logistically
 demanding
 One of the largest and most
 attractive offshore markets
 − Progressively deeper and
 more complex wells
 − Demand for more
 advanced PSVs for long-
 term charters
 − Preferential treatment for
 Brazilian-built and
 flagged vessels
Increasing water depth expected to drive demand for
larger, more technologically sophisticated vessels
Focus on Dynamic and Growing Offshore Supply Market
Brazilian Pre-Salt Drilling Program
Source: Petrobras Website

NEW VESSELS AND PURCHASE OF NEW EQUIPMENTS
Petrobras critical resources demand will drive Brazilian and international industry

Critical Resources	Current Situation (Dec/09)	Delivery Plan (to be contracted) Accumulated Value		
		By 2013	By 2015	By 2020
Drilling Rigs Water Depth Above 2.000 m	5	26	31	53*
Supply and Special Vessel	254	465	491	504
Production Platforms SS e FPSO	41	53	63	84
Others (Jacket and TLWP)	79	81	83	85

Supply Vessel

Drilling Rigs

Production Platform (FPSO)

26 RIGS CONTRACTED, 28 MORE TO BE BUILT BY 2020:

- Until 2013: 13 rigs contracted before 2008 and 1 rig relocated from international operations*; +12 new rigs contracted in 2008 , through international bidding;
- 2013-2020: Bidding process in progress, to contract 28 rigs to be built in Brazil.

STRATEGIC PLAN PETROBRAS 2020

* The rig reallocated from international operations, expire in 2015, so it is not considered in the 2020 accumulated value

PETROBRAS

16

Number of Vessels
120
100
80
60
40
20
0
111
40
8
1
2011
2012
2013
2014

ULTRAPETROL

Well positioned to profit from current & future developments in booming
Brazilian market: $224 Bn CAPEX
(1) In the Lula (previously Tupi) and Cernambi (previously Iracema) fields, and in the Iara, Guará, and Parque das Baleias blocks alone, the recoverable volume is estimated at between 9 billion and 11 billion barrels of oil equivalent (boe). This amount, added to the right to explore a volume of 5 billion boe acquired through the Transfer of Rights Agreement, may more than double the current Petrobras reserves. Prospecting at a depth of 5,600 meters from the surface of the sea, cutting through a 2,000-meter-thick layer of salt, and operating at a distance of nearly 230 km off the coastline, Petrobras had 100% success rate in all wells drilled in the Santos Basin pre-
salt area.
Source: Petrobras Website
(1) Petrobras Fact Sheet 3Q 2010
(2) O’Keefe Consultancy
Brazilian Offshore market demand for PSVs
poised to grant Ultrapetrol to benefit from the
expansion of Petrobras’ operation
Vessel demand will almost double (217) in three
years from 254 in 2010 to 465 in 2013
PSV Orderbook will not meet initial expected
demand
+4,000 dwt PSV Orderbook(2)
Total: 160 Vessles

Vessel	Capacity (dwt)	Deck Area	Year Built	Market	Status
UP Safira	4,200	840 m^2	2005	Brazil	Chartered
UP Esmeralda	4,200	840 m^2	2005	Brazil	Chartered
UP Topazio	4,200	840 m^2	2006	Brazil	Chartered
UP Agua-Marinha	4,200	840 m^2	2006	Brazil	Chartered
UP Diamante	4,200	840 m^2	2007	Brazil	Chartered
UP Rubi	4,200	840 m^2	2009	Brazil	Chartered
UP Turquoise	5,250	1,020 m^2	2010	Brazil	Chartered
Subtotal	**30,450**	**6,060 m^2**			

Vessel	Capacity (dwt)	Deck Area	Status	Expected Delivery
UP Jasper	5,250	1,020 m^2	Final Construction Stage	2Q 2011
UP Jade	4,200	840 m^2	Keel Laid	3Q 2011
UP Amber	4,200	840 m^2	Keel Laid	4Q 2011
UP Pearl	4,200	840 m^2	Keel Laid	4Q 2011
UP Onyx	4,200	840 m^2	Keel Laid	2012
Subtotal	**22,050**	**4,380 m^2**		

ULTRAPETROL

Offshore Supply Fleet Overview
Note: Scheduled deliveries according to shipyards - These delivery dates have been delayed and should therefore not be considered as final
Fleet under construction
Fleet in Operation

($ in millions)

$100
$90
$80
$70
$60
$50
$40
$30
$20
$10
$0
Gross Profit
$54.7
$62.6
$70.5
$78.4
$86.3
$26,000
$28,000
$30,000
$32,000
$34,000
TCE (US$/day)

ULTRAPETROL

Gross Profit Contribution(1) of PSV Fleet - Illustrative TCE (US$/day)
(1) Gross profit contribution calculated as revenues less voyage expenses (assumed at 9.7% of revenues) and running costs ($11,000 per day) based on historical averages (i.e.
 vessel EBITDA before overhead expense).
 Daily Average 4Q 2010 Gross Earnings: $27,330
 2010 Gross Profit Contribution: $24.6 million
Basis 12 Vessels
Offshore Fleet Growth

FINANCIAL HIGHLIGHTS OCEAN ($000's)	FY 2010	FY 2009	% Change	4Q 10	4Q 09	% Change
Revenues	$56,138	$105,633	-47%	$11,976	$23,773	-50%
Voyage Expenses	(11,429)	(20,840)	-45%	(3,149)	(6,237)	-50%
Running Costs	(29,154)	(32,575)	-11%	(7,265)	(8,539)	-15%
Administrative and commercial expenses	(7,533)	(8,239)	-9%	(1,595)	(2,032)	-22%
Other operating income (expenses)	(214)	2,636		0	1,486	
Net gains on derivatives	10,474	-		204	-	
Unrealized non-cash gains on FFAs	-	-		-	-	
Investment in Affiliates	(19)	20		2	5	-60%
Net income attributable to non-controlling interest in subsidiaries	-	-		-	-	
Other net	118	122	-3%	35	57	-39%
Segment Adjusted EBITDA	**$18,381**	**$46,757**	**-61%**	**$208**	**$8,513**	**-98%**

NO SMOKING
AUSTRAL

ULTRAPETROL

Ocean Business FY 2010 & 4Q 10 Highlights
As planned, our Capesize vessels Princess Susana, Princess Nadia, Princess Marisol and
Princess Katherine were sold and delivered on December 10, 2009, January 28, 2010, April 23,
2010, and September 15, 2010, respectively
Main driver behind revenue and EBITDA decrease: Sale of Capesize vessels
Revenues and EBITDA from Product Carriers remains stable
Two new container feeder vessels acquired to operate in flag-restricted cabotage service in
Patagonia

Tanker Fleet and FFA Reclassification Overview
Operate in cabotage flag-restricted trades providing service to local refineries
Operate under term contracts with oil majors
Fleet consists of:
  Four product tankers
  One semi-integrated 43,000 dwt product barge
 As of December 31, 2010, we had no FFA contracts outstanding
Refined Product Transportation
FFA Reclassification

Montevideo
Buenos Aires
Mar del Plata
Bahia Blanca
Puerto Madryn
Puerto Deseado
Ushuaia
Tierra del Fuego

ULTRAPETROL

M.V. Asturiano
On February 26, 2010, we agreed to purchase M.V.
Asturiano, a 2003-built container vessel of 13,700 dwt and
1,118 TEUs
The vessel commenced operation on May 21, 2010
Primary Route: Ushuaia-Buenos Aires-Bahia Blanca-
Montevideo
M.V. Argentino
On September 28, 2010, we agreed to purchase M.V.
Argentino, a 2002-built container vessel of 12,600 dwt and
1,054 TEUs
The vessel commenced operation on February 2011
Primary Route: Ushuaia-Buenos Aires-Bahía Blanca-
Montevideo
Successfully launched a flag-protected feeder container service
Liner Service
As long distance containership size increases, fewer ports are called
Reliance on effective feeder services to distribute cargo locally
Exceeding targets with growing inland logistics services
Targeting 4-5 year payback

In thousands of dollars	2011	2012	Total
River Business			
Barge Building/Repowering/Rebottoming	37,510	37,840	75,350
Purchase & Transportation of Pushboats	4,450	-	4,450
Total River Business	**41,960**	**37,840**	**79,800**
Offshore Supply Business			
5 PSVs Under Construction	31,678	13,209	44,887
Dry docks	1,800	1,800	3,600
Total Offshore Supply Business	**33,478**	**15,009**	**48,487**
Ocean Business			
Dry docks	1,691	400	2,091
Total Ocean Business	**1,691**	**400**	**2,091**
Ultrapetrol Total CAPEX	**77,129**	**53,249**	**130,378**

ULTRAPETROL

Cash & Cash Equivalents as of December 31, 2010 of $105.8 million
Undrawn portion of DVB / Natixis loan agreement as of December 31, 2010: $69.5 million
Undrawn portion of a DVB / Security loan agreement as of December 31, 2010: $20.0 million
This table is provided as a general guide of expected Capital Expenditures under the assumption that certain long term strategies are implemented and all assets / ships can be purchased / built at desired prices and delivered within expected timeframes. This program may change in the future according to the view the Company may have of any particular part of our business at a given point in time.
Expected Expansion CAPEX Program
2011-2012 Total CAPEX = $130.4 million

($000's)	FY 2010	FY 2009	% Change	4Q 10	4Q 09
Revenues					
Attributable to River Business	$120,024	$79,477	51%	$30,125	$15,952
Attributable to Offshore Supply Business	54,283	35,419	53%	14,898	9,635
Attributable to Ocean Business	56,138	105,633	-47%	11,976	23,773
Total revenues	**230,445**	**220,529**	**4%**	**56,999**	**49,360**
Voyage expenses					
Attributable to River Business	(46,661)	(36,566)	28%	(13,165)	(7,842)
Attributable to Offshore Supply Business	(3,493)	(3,169)	10%	(729)	(509)
Attributable to Ocean Business	(11,429)	(20,840)	-45%	(3,149)	(6,237)
Total voyage expenses	**(61,583)**	**(60,575)**	**2%**	**(17,043)**	**(14,588)**
Running costs					
Attributable to River Business	(34,041)	(29,285)	16%	(9,572)	(6,499)
Attributable to Offshore Supply Business	(26,144)	(18,172)	44%	(7,783)	(6,052)
Attributable to Ocean Business	(29,154)	(32,575)	-11%	(7,265)	(8,539)
Total running costs	**(89,339)**	**(80,032)**	**12%**	**(24,620)**	**(21,090)**
Amortization of Dry Dock & Intangible Assets	(4,491)	(4,143)	8%	(1,232)	(1,038)
Depreciation of Vessels and Equipment	(29,880)	(37,609)	-21%	(7,624)	(10,061)
Loss on write-down vessels	0	(25,000)		0	(25,000)
Administrative and commercial expenses	(27,051)	(25,065)	8%	(6,859)	(7,149)
Other operating income	617	2,844	-78%	320	1,751
Operating profit (loss)	**$18,718**	**($9,051)**		**($59)**	**($27,815)**
Attributable to River Business	10,244	(9,651)		(441)	(4,279)
Attributable to Offshore Supply Business	10,611	930	1041%	2,703	(1,238)
Attributable to Ocean Business	(2,137)	(330)	548%	(2,321)	(22,298)
Segment Adjusted EBITDA					
Attributable to River Business	26,179	3,333	685%	3,874	(863)
Attributable to Offshore Supply Business	17,336	7,207	141%	4,497	578
Attributable to Ocean Business	18,381	46,757	-61%	208	8,513
Discontinued Operations	(510)	(1,519)	-66%	-	(259)
Financial Income	399	340	17%	107	53
Other financial expense	(492)	1,011		1,318	(388)
Adjusted EBITDA	**$61,293**	**$57,129**	**7%**	**$10,004**	**$7,634**

ULTRAPETROL

Year-on-Year Ultrapetrol’s Income Statement

($000's)	FY 2010	FY 2009	4Q 10	4Q 09
Revenues	$230,445	$220,529	$56,999	$49,360
Voyage Expenses	(61,583)	(60,575)	(17,043)	(14,588)
Running Costs	(89,339)	(80,032)	(24,620)	(21,090)
Depreciation and amortization	(34,371)	(41,752)	(8,856)	(11,099)
Loss on write-down vessels	-	(25,000)	-	(25,000)
Administrative and commercial expenses	(27,051)	(25,065)	(6,859)	(7,149)
Other operating income	617	2,844	320	1,751
Operating income (loss)	**18,718**	**(9,051)**	**(59)**	**(27,815)**
Financial expense and other Financial expenses	(26,417)	(23,237)	(5,485)	(6,878)
Financial Income	399	340	107	53
Net Gains on Derivatives, net	10,474	241	204	-
Investment in Affiliates	(341)	(28)	(100)	(65)
Other, net	(875)	(707)	(199)	(107)
Income Taxes	(6,363)	(5,355)	(1,223)	(627)
Net income (loss) attributable to non-controlling interest in subsidiaries	(451)	90	(123)	116
Net (loss) from continuing operations	**(4,856)**	**(37,707)**	**(6,878)**	**(35,323)**
Basic EPS from continuing operation	($0.16)	($1.28)	($0.23)	($1.20)
Net (loss) from discontinued operation	(515)	(2,131)	-	(863)
Basic EPS from discontinued operation	($0.02)	($0.07)	$0.00	($0.03)
Net (loss) attributable to Ultrapetrol (Bahamas) Ltd	**($5,371)**	**($39,838)**	**($6,878)**	**($36,186)**
EPS (In USD)	($0.18)	($1.35)	($0.23)	($1.23)
Adjusted EBITDA	**$61,293**	**$57,129**	**$10,004**	**$7,634**
Adjustments to net Income as reported				
Income tax on Exchange Variance Provision	1,081	5,606	399	538
Non-Cash Loss on write-down of vessels	-	25,000	-	25,000
Income tax litigation one time event	1,294	-	-	-
Adjusted net (loss)	**($2,996)**	**($9,232)**	**($6,479)**	**($10,648)**
Adjusted EPS (In $)	**($0.10)**	**($0.31)**	**($0.22)**	**($0.36)**

ULTRAPETROL

(1) A reconciliation of Adjusted EBITDA to US GAAP measures is available on the Appendix in this presentation
Year-on-Year Ultrapetrol’s Income Statement

($000's)	At December 31, 2010	At December 31, 2009	% Change
ASSETS			
Cash & Cash Equivalents	$105,570	$53,201	98%
Accounts Receivables	24,675	16,402	50%
Other Current Assets	32,750	44,727	-27%
Total Current Assets	162,995	114,330	43%
Vessels and Equipment, Net	612,696	571,478	7%
Non-current Other Receivables	5,796	16,256	-64%
Non-current Restricted Cash	1,183	1,181	0%
Other Non-current Assets	41,127	29,689	39%
TOTAL ASSETS	**$823,797**	**$732,934**	**12%**
LIABILITIES			
Accounts Payable	24,054	13,707	75%
Accrued Interest	2,278	2,008	13%
Current Portion of Long-term Financial Debt	27,586	21,286	30%
Other Current Liabilities	10,759	8,977	20%
Total Current Assets	64,677	45,978	41%
Long-term Financial Debt	471,793	384,245	23%
Deferred Income Tax Liability	16,142	13,033	24%
Non-current Other Payables	2,391	1,095	118%
UPB Shareholder's Equity	263,463	283,703	-7%
Non-controlling interest in subsidiries	5,331	4,880	9%
TOTAL LIABILITIES	**$823,797**	**$732,934**	**12%**
Ratios as of :			
- Net Debts to Capital	55%	52%	
- Net Debts to EBITDA	6.46 x	6.20 x	
- Debts to EBITDA	8.18 x	7.13 x	

ULTRAPETROL

Ultrapetrol’s Balance Sheet

Yearly Capital Repayments Excluding Repayment of $180.0 million
Note in 2014 & $80.0 million Note in 2017
Principal Repayments (In $ millions)
45.0
40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
27.6
20.8
24.9
19.3
19.3
40.7
26.8
16.0
30.3
6.8
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020

ULTRAPETROL

Balanced yearly principal repayments in the medium term
No refinancing in the short and medium term
Our $180.0 million note does not have any loan to value ratios to be maintained and has bullet repayment in 2014
Our $80.0 million convertible note is senior unsecured with a bullet repayment in 2017 (if not converted)
All of our long term loans are conservatively structured with loan to value ratios that match current values
Debt Repayment Schedule

Thank You
Q & A

($000's)	Period ended Dec-10	Dec-09
Total cash flows provided by operating activities	18,894	38,716
Total cash flows (used in) investing activities	(54,139)	(83,598)
Total cash flows (used in) from financing activities	87,614	(7,776)
Net cash provided by operating activities from continuing operations	$ 20,844	$ 38,679
Net cash (used in) provided by operating activities from discontinued operations	$ (1,950)	$ 37
Total cash flows from operating activities	$ 18,894	$ 38,716
Plus		
Adjustments from continuing operations		
Increase / Decrease in operating assets and liabilities	(6,974)	(14,052)
Expenditure for dry docking	8,204	5,242
Income Taxes	6,363	5,355
Financial Expenses	25,925	24,248
Loss on disposal of assets	724	1,415
Net income (loss) attributable to non-controlling interest	(451)	90
Adjustment attributable to UP Offshore declassification	(21,997)	(684)
Gains on derivatives, net	10,474	241
Other adjustments	(3,306)	(2,570)
Adjustments from discontinued operations		
Increase / Decrease in operating assets and liabilities	1,435	(1,566)
Expenditure for dry docking	-	-
Financial Expenses	5	10
Other adjustments	-	-
EBITDA as defined in the Notes due 2014 from continuing operations	$ 39,806	$ 57,964
EBITDA as defined in the Notes due 2014 from discontinued operations	$ (510)	$ (1,519)
Consolidated EBITDA as defined in the Notes due 2014	$ 39,296	$ 56,445
Plus		
Adjustment attributable to UP Offshore declassification	$ 21,997	$ 684
Non-cash gain on FFAs	-	-
Unrealized non-cash gain on FFAs	-	-
Adjusted Consolidated EBITDA	**$ 61,293**	**$ 57,129**

ULTRAPETROL

(1) Adjusted EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt and a premium paid for redemption of preferred shares. We have provided Adjusted EBITDA in this report because we use it to, and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness. We do not intend for Adjusted EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. This definition of Adjusted EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by Adjusted EBITDA are available for management’s discretionary use. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported.
Appendix

($000's)	Fourth Quarter Ended December 31,2010 River	Offshore Supply	Ocean	TOTAL
Segment operating (loss) profit	($441)	$2,703	($2,321)	($59)
Depreciation and amortization	4,646	1,922	2,288	8,856
Investment in affiliates / Net income attributable to non-controlling interest in subsidiaries	(102)	(123)	2	(223)
Gains on derivatives, net	-	-	204	204
Other net	(229)	(5.00)	35	(199)
Realized net gain on FFAs	-	-	-	-
Segment Adjusted EBITDA	**$3,874**	**$4,497**	**$208**	**$8,579**
Items not included in Segment Adjusted EBITDA				
Financial income				107
Other financial expenses				1,318
Adjusted Consolidated EBITDA from continuing operations				$10,004
Adjusted Consolidated EBITDA from discontinued operations				$0
Adjusted Consolidated EBITDA				**$10,004**

ULTRAPETROL

Appendix (cont’d)

($000's)	Fourth Quarter Ended December 31,2009 River	Offshore Supply	Ocean	TOTAL
Segment operating (loss)	($4,279)	($1,238)	($22,298)	($27,815)
Depreciation and amortization	3,692	1,658	5,749	11,099
Loss on write-down vessels	-	-	25,000	25,000
Investment in affiliates / Net income (loss) attributable to non-controlling interest in subsidiaries	(70)	116	5	51
Net gains on derivatives	-	-	-	-
Other net	(206)	42.00	57	(107)
Segment Adjusted EBITDA	**($863)**	**$578**	**$8,513**	**$8,228**
Items not included in Segment Adjusted EBITDA				
Non-cash (gains) losses on derivatives, net				-
Financial income				53
Other financial expenses				(388)
Adjusted Consolidated EBITDA from continuing operations				$7,893
Adjusted Consolidated EBITDA from discontinued operations				($259)
Adjusted Consolidated EBITDA				**$7,634**

ULTRAPETROL

Appendix (cont’d)

($000's)	River	Offshore Supply	Ocean	TOTAL
	Year Ended December 31, 2010			
Segment operating (loss) profit	$10,244	$10,611	($2,137)	$18,718
Depreciation and amortization	17,248	7,178	9,945	34,371
Investment in affiliates / Net income attributable to non-controlling interest in subsidiaries	(322)	(451)	(19)	(792)
Gains on derivatives, net	-	-	10,474	10,474
Other net	(991)	(2)	118	(875)
Unrealized non-cash gains on FFAs	-	-	-	-
Segment Adjusted EBITDA	**$26,179**	**$17,336**	**$18,381**	**$61,896**
Items not included in Segment Adjusted EBITDA				
Financial income				399
Other financial income				(492)
Adjusted Consolidated EBITDA from continuing operations				$61,803
Adjusted Consolidated EBITDA from discontinued operations				($510)
Adjusted Consolidated EBITDA				**$61,293**

ULTRAPETROL

Appendix (cont’d)

($000's)	River	Year Ended December 31, 2009 Offshore Supply	Ocean	TOTAL
Segment operating (loss) profit	($9,651)	$930	($330)	($9,051)
Depreciation and amortization	13,904	5,903	21,945	41,752
Loss on write-down vessels	-	-	25,000	25,000
Investment in affiliates / Net income (loss) attributable to non-controlling interest in subsidiaries	(48)	90	20	62
Net gains on derivatives	-	241	-	241
Other net	(872)	43.00	122	(707)
Segment Adjusted EBITDA	**$3,333**	**$7,207**	**$46,757**	**$57,297**
Items not included in Segment Adjusted EBITDA				
Financial income				340
Other financial expenses				1,011
Adjusted Consolidated EBITDA from continuing operations				$58,648
Adjusted Consolidated EBITDA from discontinued operations				($1,519)
Adjusted Consolidated EBITDA				**$57,129**

ULTRAPETROL

Appendix (cont’d)